SEC 1746
(2-98)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Liquent, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269129 10 2

(CUSIP Number)

Cheryl K. House, Esq.
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110
(408) 536-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 269129102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Adobe Systems Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions)
	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
		0
	8.	Shared Voting Power
		0
	9.	Sole Dispositive Power
		0
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
	0%

14.	Type of Reporting Person (See Instructions)
	CO

Item 1. Security and Issuer

Common Stock, par value $.001; Liquent, Inc., a Delaware corporation with principal executive offices located at 1300 Virginia Drive, Suite 125, Ft. Washington, PA 19034

Item 2. Identity and Background

(a) Adobe Systems Incorporated
(b) 345 Park Avenue, San Jose, CA 95110
(c) Graphics software development, manufacture and sale
(d) No
(e) No
(f) Not applicable

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Not applicable

Item 5. Interest in Securities of the Issuer

(a) 0 shares; 0%
(b) 0
(c) Not applicable
(d) Not applicable
(e) December 27, 2001

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Not applicable


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2002
_____
Date

/s/ Beverly Altschuler
_____
Signature

Beverly Altschuler, Vice President and Associate General Counsel
_____
Name/Title